                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

                   For the fiscal year ended December 30, 2000

                                       OR

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from              to

                         Commission file number: 1-8865

     A. Full title of the plan and the address of the plan,  if  different  from that of the issuer named below:

                     SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

     B. Name of  issuer  of the  securities  held  pursuant  to the plan and the address of its principal executive office:

                          SIERRA HEALTH SERVICES, INC.
                              2724 NORTH TENAYA WAY
                             LAS VEGAS, NEVADA 89128

                    SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

                                TABLE OF CONTENTS

                                                                                                    Page
(a) Financial Statements

Independent Auditors' Report                                                                          1

Financial Statements:
     Statements of Net Assets Available for Benefits at
     December 30, 2000 and 1999                                                                       2

     Statements of Changes in Net Assets Available for Benefits for the
     Years Ended December 30, 2000 and 1999                                                           3

     Notes to Financial Statements                                                                    4

Supplemental Schedules:*

     Assets Held for Investment at December 30, 2000                                                 13
     Nonexempt Transactions for the Year Ended December 30, 2000                                     14

        *As  required  by IRS Form  5500.  Schedules,  other  than  those listed  above,  are  omitted  because of the  absence of the conditions under which they are required.

(b) Exhibit 23

Independent Auditors' Consent

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Sierra Health Automatic Retirement Plan

Las Vegas, Nevada

We have audited the accompanying statements of net assets available for benefits of Sierra Health Automatic Retirement Plan (the "Plan") as of December 30,  2000
and 1999,  and the related  statements  of changes in net assets  available  for
benefits  for  the  years  then  ended.  These  financial   statements  are  the
responsibility  of the Plan's  management.  Our  responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the  United  States of  America.  Those  standards  require  that we plan and perform the audit to obtain  reasonable  assurance  about  whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis,  evidence  supporting  the amounts and  disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant  estimates  made by  management,  as well as evaluating  the overall
financial  statement  presentation.   We  believe  that  our  audits  provide  a
reasonable basis for our opinion.

In our  opinion,  such  financial  statements  present  fairly,  in all material respects, the net assets available for benefits of the Plan at December 30, 2000 and 1999,  and the changes in net assets  available  for  benefits for the years then ended, in conformity with accounting  principles  generally accepted in the
United States of America.

Our audits  were  conducted  for the  purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for  Investment at December 30, 2000,  and Nonexempt  Transactions  for the year ended  December 30, 2000,  are presented for the purpose of additional  analysis and  are  not a  required  part  of the  basic  financial  statements,  but  are supplementary  information  required  by the  Department  of  Labor's  Rules and
Regulations for Reporting and Disclosure  under the Employee  Retirement  Income
Security Act of 1974. The supplemental  schedules are the  responsibility of the
Plan's  management.  Such  supplemental  schedules  have been  subjected  to the auditing procedures applied in our audit of the basic financial  statements and, in our opinion,  are fairly stated in all material  respects when  considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Las Vegas, Nevada
September 5, 2001

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Statements of Net Assets Available for Benefits at
December 30, 2000 and 1999

                                                                                  2000                    1999

ASSETS

CASH AND CASH EQUIVALENTS                                                   $    3,955              $    1,887
                                                               ------------------------------------------------

INVESTMENTS AT FAIR VALUE:
Common Trust Funds                                                          69,024,855              65,221,190
Limited Partnerships                                                           283,100                 358,435
                                                               ------------------------------------------------
     Total Investments                                                      69,307,955              65,579,625
                                                               ------------------------------------------------

RECEIVABLES:
Employer Contributions                                                         447,397               2,371,389
Employee Contributions                                                         147,086               1,226,901
Other Receivables                                                              103,588                 341,504
Participant Loans                                                              569,144                 404,707
                                                               ------------------------------------------------
     Total Receivables                                                       1,267,215               4,344,501
                                                               ------------------------------------------------

TOTAL ASSETS                                                                70,579,125              69,926,013
                                                               ------------------------------------------------

LIABILITIES                                                                          0                       0

                                                               ------------------------------------------------

                                                               ------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                                         $ 70,579,125            $ 69,926,013
                                                               ================================================

                 See Accompanying Notes to Financial Statements

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 30, 2000 and 1999

                                                                                 2000                     1999

                                                            ---------------------------------------------------
ADDITIONS:
    Interest and Dividends                                              $     989,808           $    1,561,452
                                                            ---------------------------------------------------

  Net (Decrease) Appreciation in fair value                               (3,117,550)                4,516,514
                                                            ---------------------------------------------------

  Contributions:
    Employer                                                                5,527,832                6,205,395
    Participants                                                            8,115,154                8,855,920
    Rollovers                                                                 356,049                        0
                                                            ---------------------------------------------------
                          Total Contributions                              13,999,035               15,061,315
                                                            ---------------------------------------------------

TOTAL ADDITIONS                                                            11,871,293               21,139,281
                                                            ---------------------------------------------------

DEDUCTIONS:
    Benefits Paid to Participants                                        (11,261,742)              (6,560,085)
                                                            ---------------------------------------------------

OTHER (DEDUCTIONS) ADDITIONS:
    Plan Expenses                                                             (2,712)                 (85,716)
    Miscellaneous                                                              46,273                      289
                                                            ---------------------------------------------------
                          Total Other                                          43,561                 (85,427)
                                                            ---------------------------------------------------

NET INCREASE                                                                  653,112               14,493,769
                                                            ---------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS:

                          BEGINNING OF YEAR                                69,926,013               55,432,244
                                                            ---------------------------------------------------

                          END OF YEAR                                  $   70,579,125           $   69,926,013
                                                            ===================================================

                 See Accompanying Notes to Financial Statements

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN
Notes to Financial Statements

NOTE 1.   PLAN DESCRIPTION

General  Description - The Sierra Health Automatic  Retirement Plan (the "Plan")
is a qualified,  defined  contribution  profit  sharing/401(k)  plan  sponsored, managed and  administered by Sierra Health  Services,  Inc. (the  "Company").  A
brief description of certain Plan provisions, as amended, follows.  Participants should  refer to the Plan  agreement  for a complete  description  of the Plan's provisions.

Contributions  -  Participants   may  contribute  up  to  15%  of  their  annual
compensation.   The  Company  makes   matching   contributions   of  100%  of  a
participant's  contribution  up to a maximum of 3% of the  participant's  annual compensation.  Participant  contributions  above  3% but  not  exceeding  9% are matched  50%  by  the  Company.  The  maximum  Company  contribution  is 6% of a participant's  annual compensation.  Participant and employer  contributions are subject  to  Internal  Revenue  Service  ("IRS")  limits.  Company  matches  are invested, based on participant selections, into the common trust funds.

Vesting - Participants are immediately  vested in their voluntary  contributions and earnings  thereon.  Participants are also immediately  vested in the Company contribution  made  on  their  behalf  up  to  4% of  the  participant's  annual compensation.  The  remaining  Company  contribution  vests  based  on  years of service--one-third per year of service--and is fully vested after three years of service with the Company. If a participant becomes permanently  disabled,  their account is 100% vested without regard to years of service.

Prior to July 1,  1999,  the Plan  required  the  Company,  subject  to  certain limitations,  to  make a  minimum  contribution  of 2% of  participants'  annual compensation. Participants could contribute, subject to IRS limits, up to 15% of their annual compensation.  The Company also made matching  contributions of 50%
of a  participant's  contribution  up to a  maximum  of 5% of the  participant's compensation.

Eligibility  -  All  employees  of  the  Company  not  covered  by a  collective bargaining  agreement or working under a per diem agreement become  participants in the Plan after they have completed one year of service and are age twenty-one or older.  The Plan defines a year of service as one in which the employee works at least 1,000 hours.

Participant  Accounts  -  Each  participant's   account  is  credited  with  the
participant's contribution,  the Company's matching contribution and allocations of Plan earnings.

Payment of Benefits - Upon termination of employment,  participants may elect to receive a  lump-sum  payment of their  vested  account  balance,  one of several annuity  payment  options or may  transfer  their  vested  account  balance to a tax-deferred account.

Termination  of Plan - Although the Company has not  indicated  any intention to terminate the Plan, or  contributions  thereto,  it may do so at any time.  Upon termination or partial termination,  each participant's account will become 100%
vested.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN
Notes to Financial Statements (continued)

Income Taxes - In November  1995,  the Plan  received  its latest  determination letter from the IRS stating that the Plan, as then  designed,  was in compliance with the applicable  requirements of the Internal  Revenue Code ("IRC") and thus exempt  from income  taxes.  The Plan  administrator  and the Plan's tax counsel believe that the Plan is currently  designed  and being  operated in  compliance with the applicable  requirements  of the IRC. No provision for income taxes has been included in the financial statements.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Plan's  sponsor,  as provided in the Plan  Document.  Total Plan expenses for 2000 and 1999 were $28,962 and $130,994, respectively.

Forfeitures - Forfeited accrued benefits may be used to pay expenses incurred in the basic  administration  of the Plan or to reduce employer  contributions.  In
1999, the Company chose to use forfeitures of $85,716 to pay for expenses of the
Plan.  However, in 1999 the forfeitures were insufficient to cover all expenses;
as such the Company  incurred  approximately  $45,278 of additional  expenses on behalf of the Plan that are not reflected in the financial statements.  In 2000, the Company  paid  administrative  expenses of $26,250 on behalf of the Plan and did not use forfeitures to reduce employer contributions.  Such forfeitures will be allocated to paricipants when eligible.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan's  financial  statements  are prepared  using the accrual method of accounting and conform to the American  Institute of Certified
Public  Accountants'  accounting and auditing guide,  Audits of Employee Benefit
Plans.  Accordingly,  income is recorded in the period  earned,  expenses in the period incurred and the purchase and sale of investments as of the trade date.

Use of Estimates - The  preparation of financial  statements in conformity  with accounting  principles  generally  accepted  in the  United  States  of  America requires  management to make estimates and assumptions  that affect the reported amounts of net assets available for benefits and changes therein. Actual results could  differ  from  those  estimates.  The  Plan  utilizes  various  investment instruments.  Investment  securities,  in general, are exposed to various risks, such as interest rate, credit,  and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment  securities will occur in the near term and that such  changes  could  materially  affect the  amounts  reported  in the statements of net assets available for plan benefits.

Investments - Investments are stated at approximate  fair market value. The fair market value of equity and fixed income  securities  is  determined  principally from quoted market prices.  The fair market value of common trust funds is based on the Plan's allocable interest in the fair market value of securities in those funds. The fair market value of the investment in limited  partnerships is based on  third-party  appraisals.  Unrealized  gains and losses are  recorded  in the period in which they occur. All assets are held by trustees of the Plan.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN
Notes to Financial Statements (continued)

The Plan invests  contributions and income, based on employee  selections,  into the following common trust funds, as described by the individual fund managers:

          Davis  NY  Venture  Fund:  An  aggressive  growth  fund  that  invests
          primarily  in  the   securities   of  large   companies   with  market
          capitalization of at least $25 million.

          Dreyfus  Premier  Balanced  Fund:  The fund  generally  invests 60% of assets in  conservative  common  stocks  and 40% in  investment  grade bonds.

          EuroPacific  Growth Fund:  Seeks  long-term  growth of capital  though investing  in at least 65% of assets in equity  securities  of issuers domiciled in Europe or the Pacific Basin.

          Franklin Balance Sheet Investment  Fund: A  non-diversified  fund that
          invests  primarily  in  equities  considered  undervalued,   typically
          including common and preferred stocks, bonds, and commercial paper.

          John Hancock  Small Cap Growth  Fund:  This fund  normally  invests at least 80% of assets in common  stocks of small  companies  with market captializations of no more than $1 billion.

          PIMCO Total Return Fund: This fund seeks total return  consistent with preservation  of capital.  The fund  invests at least 65% of assets in debt securities.

          Prudential  Jennison  Growth  Fund:  An  aggressive  growth  fund that invests  primarily  in the  securities  of  large  companies,  with an average of 65% of assets in equities  issued by companies  with market capitalizations exceeding $1 billion.

          Prudential  Short-Term  Corporate  Bond Fund:  Assets in this fund are invested primarily in  investment-grade  corporate debt securities and
          U.S. government securities with maturities of six or fewer years.

          Stable  Value Fund:  This fund  invests 100% in the Wells Fargo Stable
          Return  Fund  with the  objective  to  provide  safety  of  principal,
          adequate   liquidity   and  returns   superior  to  shorter   maturity
          alternatives.

          Prudential  Stock  Index  Fund:  Seeking to mirror the  returns of the
          S&P 500; this fund normally  invests at least 80% of its assets in securities included in the S&P 500.

          Prudential  Value  Fund:  The fund  normally  invests  at least 65% of assets in common stocks and  convertibles  that provide income returns higher than those of the S&P 500 or the NYSE Composite index.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN
Notes to Financial Statements (continued)

     Sierra  Capital  Preservation  Fund:  Is a collective  investment  fund for employee  benefit  trusts  and  plans  investing  primarily  in  guaranteed investment  contracts ("GICs").  The fund invests in a portfolio consisting primarily of GICs issued by U.S. insurance companies.

The Plan also invests  contributions and income,  based on employee  selections, into Company Stock.

NOTE 3.  INVESTMENTS

Net appreciation  (decrease) in the fair value of the Plan's investments by type of investment follows:

                                                                                 2000                   1999
                                                                         -----------------------------------
Common Trust Funds                                                       $(2,574,497)             $4,215,710
Common and Preferred Stocks                                                 (541,306)                655,674
Fixed Income Securities                                                            0                (473,255)
Limited Partnerships                                                          (1,747)                118,385
                                                                         -----------------------------------
Net (Decrease)/Appreciation                                              $(3,117,550)             $4,516,514
                                                                         ===================================

Investments  equal to 5% or more of the Plan's  total net assets  available  for benefits at December 30, 2000 and 1999 were:

                                                                                2000                    1999
                                                                     ---------------------------------------
Dreyfus Premier Balanced Fund                                            $22,265,573             $25,475,123
Prudential Jennison Growth Fund                                           15,470,610              18,164,071
Stable Value Fund                                                          8,761,992                       0
Prudential Value Fund                                                      6,671,714                       0
Davis NY Venture Fund                                                      5,409,593               3,220,989
Sierra Capital Preservation Fund                                                  96               9,195,086
Prudential Equity Income Fund                                                      0               5,369,884

NOTE 4.  BENEFIT CLAIMS NOT DISTRIBUTED

At  December  30,  2000 and  1999,  Plan  assets  of  $2,760,915  and  $671,277,
respectively,   represented   accounts  of  persons  who  had   withdrawn   from
participation in the Plan but who had not yet requested benefit  distribution as of those dates.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN
Notes to Financial Statements (continued)

NOTE 5.   PARTICIPANT LOANS RECEIVABLE

Participant  loans receivable are  collateralized by vested account balances and are being repaid in monthly installments through December,  2023. The loans bear interest  at up to 1% over the  prime  commercial  rate on the  first day of the month in which the loan is issued.

Participants  who fail to repay loans in accordance with Plan  requirements  are deemed to have  received  distributions  from their  accounts  although the loan remains an asset of the Plan. See also Note 8.

NOTE 6.   PARTICIPANT DIRECTED INVESTMENT PROGRAM

Participants  may direct  their  contributions,  and  earnings  thereon,  to and between a variety of  investment  funds.  Activity and amounts  related to those funds for 2000 and 1999 are set forth in the following schedules:

  o      Schedule of Activity for the Year Ended December 30, 2000

  o      Schedule of Activity for the Year Ended December 30, 1999

  o      Schedule of Net Assets by Investment Program at December 30,
         2000 and 1999

NOTE 7.  PARTY-IN-INTEREST TRANSACTION

Distributions from limited partnership  investments received during November and
December  2000 were not  remitted  to the Plan in a timely  manner.  In 2001 the
Company  filed  Form 5330 with the IRS and paid the  required  excise tax on the transaction.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN
Notes to Financial Statements (continued)

NOTE 8.  RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a  reconciliation  of net assets available for benefits per the financial statements at December 30, 2000 to the Form 5500:

     Net assets available for benefits per the financial statements                            $  70,579,125
     Amounts allocated to loans deemed distributions                                                (84,236)
                                                                                                     -------

     Net assets per Form 5500                                                                  $  70,494,889
                                                                                               =============

The following is a  reconciliation  of the net increase in net assets  available for benefits per the financial  statements  for the year ended December 30, 2000 to the Form 5500:

     Net increase in net assets available for benefits per the financial statements               $  653,112
     Amounts allocated to loans deemed distributions                                                (84,236)
                                                                                                     -------

     Net increase in net assets available for benefits per the Form 5500                          $  568,876
                                                                                                  ==========

Amounts  allocated to loans deemed  distributions  are recorded on the Form 5500 for loans in default at December 30, 2000 in accordance with IRS rules, which is
a  reporting  method  different  than  accounting   methods  prescribed  in  the
accounting  and  auditing  guide for Audits of Employee  Benefits  Plans and not according to the plan document.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN
Notes to Financial Statements (continued)

Schedule of Activity For the Year Ended December 30, 2000

                                                               Participant               Employer
                                                                Directed                 Directed
                                                                  Funds                    Fund                 Total
                                                       -----------------------------------------------------------------
ADDITIONS:
    Interest and Dividends                                       $  989,808              $        0         $   989,808
                                                       -----------------------------------------------------------------

  Net Decrease in fair value                                    (3,115,803)                 (1,747)         (3,117,550)
                                                       -----------------------------------------------------------------

  Contributions:
    Employer                                                      5,527,832                       0           5,527,832
    Participants                                                  8,115,154                       0           8,115,154
    Rollovers                                                       356,049                       0             356,049
                                                       -----------------------------------------------------------------
                                                                                                  0
                                                       -----------------------------------------------------------------
                        Total Contributions                      13,999,035                       0          13,999,035
                                                       -----------------------------------------------------------------

TOTAL ADDITIONS                                                  11,873,040                 (1,747)          11,871,293
                                                       -----------------------------------------------------------------

DEDUCTIONS:
  Benefits Paid to Participants                                (11,261,742)                       0        (11,261,742)
                                                       -----------------------------------------------------------------

OTHER (DEDUCTIONS) ADDITIONS:
    Plan Expenses                                                     (825)                 (1,887)             (2,712)
    Miscellaneous                                                    46,273                       0              46,273
                                                       -----------------------------------------------------------------
                        Total  Other                                 45,448                 (1,887)              43,561
                                                       -----------------------------------------------------------------

TOTAL DEDUCTIONS                                               (11,216,294)                 (1,887)        (11,218,181)
                                                       -----------------------------------------------------------------

NET INCREASE (DECREASE)                                             656,746                 (3,634)             653,112

NET ASSETS AVAILABLE FOR BENEFITS:

                        BEGINNING OF YEAR                        69,535,691                 390,322          69,926,013
                                                       -----------------------------------------------------------------

                        END OF YEAR                            $ 70,192,437            $    386,688        $ 70,579,125
                                                       =================================================================

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN
Notes to Financial Statements (continued)

Schedule of Activity For the Year Ended December 30, 1999

                                                               Participant        Employer
                                                                Directed          Directed
                                                                  Funds             Fund              Total
                                                       -------------------------------------------------------
ADDITIONS:
    Interest and Dividends                                      $  904,433        $ 657,019       $ 1,561,452
                                                       -------------------------------------------------------

  Net Appreciation in fair value                                 4,215,710          300,804         4,516,514
                                                       -------------------------------------------------------

  Contributions:
    Employer                                                     3,162,309        3,043,086         6,205,395
    Participants                                                 8,737,522          118,398         8,855,920
                                                       -------------------------------------------------------
                        Total Contributions                     11,899,831        3,161,484        15,061,315
                                                       -------------------------------------------------------

TOTAL ADDITIONS                                                 17,019,974        4,119,307        21,139,281
                                                       -------------------------------------------------------

DEDUCTIONS:
  Benefits Paid to Participants                                (4,073,911)      (2,486,174)       (6,560,085)
                                                       -------------------------------------------------------

OTHER (DEDUCTIONS) ADDITIONS:
    Plan Expenses                                                        0         (85,716)          (85,716)
    Miscellaneous                                                  (2,024)            2,313               289
                                                       -------------------------------------------------------
                        Total  Other                               (2,024)         (83,403)          (85,427)
                                                       -------------------------------------------------------

TOTAL DEDUCTIONS                                               (4,075,935)      (2,569,577)       (6,645,512)
                                                       -------------------------------------------------------

TRANSFERS                                                       25,972,767     (25,972,767)                 0
                                                       -------------------------------------------------------

NET INCREASE (DECREASE)                                         38,916,806     (24,423,037)        14,493,769

NET ASSETS AVAILABLE FOR BENEFITS:

                        BEGINNING OF YEAR                       30,618,885       24,813,359        55,432,244
                                                       -------------------------------------------------------

                        END OF YEAR                           $ 69,535,691        $ 390,322      $ 69,926,013
                                                       =======================================================

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN
Notes to Financial Statements (continued)

Schedule of Net Assets by Investment Program at
December 30, 2000 and 1999
                                                                                          2000              1999
                                                                            -------------------------------------
PARTICIPANT DIRECTED FUNDS
Assets:
Common Trust Funds:
   Dreyfus Premier Balanced Fund                                                  $ 22,265,573      $ 25,475,123
   Prudential Jennison Growth Fund                                                  15,470,610        18,164,071
   Sierra Capital Preservation Fund                                                         96         9,195,086
   Prudential Equity Income Fund                                                             0         5,369,884
   Davis NY Venture Fund                                                             5,409,593         3,220,989
   Prudential Short-Term Corporate Bond Fund                                         1,884,288         2,070,587
   Prudential Stock Index Fund                                                       2,367,137         1,321,700
   PIMCO Total Return Fund                                                           1,719,359           272,604
   Franklin Balance Sheet Investment Fund                                              274,010           131,146
   EuroPacific Growth Fund                                                           1,577,059                 0
   John Hancock Small Cap Growth Fund                                                1,179,651                 0
   Prudential Value Fund                                                             6,671,714                 0
   Stable Value Fund                                                                 8,761,992                 0
   Sierra Health Company Stock                                                       1,443,773                 0
                                                                            -------------------------------------
                      Total Common Trust Funds                                      69,024,855        65,221,190
                                                                            -------------------------------------

Cash and Cash Equivalents                                                                3,955                 0
Contributions Receivable                                                               594,483         3,598,290
Participant Loans                                                                      569,144           404,707
Other Receivables                                                                            0           311,504
                                                                            -------------------------------------
                      Total Participant Directed Fund Assets                        70,192,437        69,535,691
                                                                            -------------------------------------

EMPLOYER DIRECTED FUNDS
Assets:
Cash and Cash Equivalents                                                                    0             1,887
Limited Partnerships                                                                   283,100           358,435
Other Receivables                                                                      103,588            30,000
                                                                            -------------------------------------
                      Total Employer Directed Fund Assets                              386,688           390,322
                                                                            -------------------------------------

TOTAL NET ASSETS                                                                  $ 70,579,125      $ 69,926,013
                                                                            =====================================

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Supplemental Schedule of Assets Held for Investment
December 30, 2000

Identity of Issue                                                                 Current Value
-----------------                                                                 -------------

INVESTMENT FUNDS
----------------
Davis NY Venture Fund                                                            $   5,409,593
Dreyfus Premier Balanced Fund                                                       22,265,573
EuroPacific Growth Fund                                                              1,577,059
Franklin Balance Sheet Investment Fund                                                 274,010
John Hancock Small Cap Growth Fund                                                   1,179,651
PIMCO Total Return Fund                                                              1,719,359
Prudential Value Fund                                                                6,671,714
Prudential Jennison Growth Fund                                                     15,470,610
Prudential Short-Term Corporate  Bond Fund                                           1,884,288
Stable Value Fund                                                                    8,761,992
Prudential Stock Index Fund                                                          2,367,137
Sierra Capital Preservation Fund                                                            96
Sierra Health Company Stock                                                          1,443,773
                                                                   ----------------------------
                                                                                 $  69,024,855
                                                                   ============================

PARTICIPANT LOANS
-----------------
                                                                   ----------------------------
Participant Loans                                                                 $    569,144
                                                                   ============================

LIMITED PARTNERSHIPS
--------------------
Great North, Ltd.                                                                       89,600
Nevada Rainbow, Ltd.                                                                   128,000
Centennial Parkway, Ltd.                                                                65,500
                                                                   ----------------------------
                                                                                  $    283,100
                                                                   ============================

CASH AND CASH EQUIVALENTS
-------------------------
LN AP Fund                                                                                 359
AP Fund                                                                                  3,596
                                                                   ----------------------------
                                                                                   $     3,955
                                                                   ============================

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Supplemental Schedule of Nonexempt Transactions
Year Ended December 30, 2000

IDENTITY OF PARTY INVOLVED:  Sierra Health Services, Inc.

RELATIONSHIP TO PLAN:  Sponsor

DESCRIPTION OF TRANSACTION:  Distributions from limited partnership  investments received  during  November and December  2000 were not remitted to the Plan in a timely manner.  The  distributions  of $101,402 and  applicable  interest in the amount of $2,186 were remitted on March 2, 2001.

STATUS:  The Sponsor filed  appropriate forms and paid the related excise taxes, which it believes is in full satisfaction of ERISA requirements.

                                   SIGNATURES

     The Plan.  Pursuant to the  requirements of the Securities  Exchange Act of
1934, the trustees (or other persons who  administer the employee  benefit plan)
have  duly  caused  this  annual  report  to be  signed  on  its  behalf  by the undersigned hereunto duly authorized.

                     SIERRA HEALTH AUTOMATIC RETIREMENT PLAN
                                 (Name of Plan)

Date:  September 7, 2001
                                  /s/ PAUL H. PALMER
                                  Paul H. Palmer
                                  Vice President of Finance,
                                  Chief Financial Officer and Treasurer
                                  (Principal Financial and Accounting Officer)